UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3|31|02

02036563

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Interim Financial Statements for the Second Quarter Ended March 31, 2002 of COGNICASE Inc. (with accompanying press release) and its **Management's Discussion and Analysis – "Second Quarter and First Six Months of Fiscal 2002 versus Second Quarter and First Six Months of Fiscal 2001"**

COGNICASE Inc.

(translation of registrant's name into English)

111, Duke Street, 9th Floor, Montréal (Québec) Canada H3C 2M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3(b) :

82 - ____________.

Consist of __28____ sequentially numbered pages and additional exhibits.
Exhibit Index appears on page ___ 4 ___.

The following exhibits are filed as part of, and incorporated into, this report on Form 6-K:

No.	Document
1.	Interim Financial Statements for the Second Quarter Ended March 31, 2002 of COGNICASE Inc. (with accompanying press release)
2.	Management's Discussion and Analysis – "Second Quarter and First Six Months of Fiscal 2002 versus Second Quarter and First Six Months of Fiscal 2001".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2002

COGNICASE Inc.

Benoit Dubé
Executive Vice-President,
Chief Legal Officer and
Corporate Secretary

EXHIBIT INDEX

No.	Document	Page
1.	Interim Financial Statements for the Second Quarter Ended March 31, 2001 of COGNICASE Inc. (with accompanying press release)	5
2.	Management's Discussion and Analysis – "Second Quarter And and First Six Months of Fiscal 2002 versus Seond Quarter and First Six Months of Fiscal 2001".	21

EXHIBIT 1

Interim Financial Statements for the Second Quarter Ended March 31, 2002 of COGNICASE Inc. (with accompanying press release)

NEWS RELEASE TRANSMITTED BY CCNMatthews

FOR: COGNICASE INC.

TSE SYMBOL: COG
NASDAQ SYMBOL: COGI

MAY 7, 2002 - 08:00 EDT

COGNICASE Reports Strong Second Quarter Results

MONTREAL, CANADA--

* Revenues increase 17% year-over-year

* Record EBITDA of $15.0 million and margin improves to 12%

* Gross margin expansion to 34%

COGNICASE Inc. (TSX: "COG", NASDAQ: "COGI"), an innovative IT solutions provider specializing in the development and integration of transactional solutions, today announced its results for the second quarter ended March 31, 2002. All amounts are in Canadian dollars.

Revenues for the second fiscal quarter ended March 31, 2002 increased to $123.1 million, up 17% from $104.8 million in the same period last year and increased 4% on a sequential basis, compared to $118.1 million for the first quarter of fiscal 2002. Earnings before interest, taxes, depreciation and amortization ("EBITDA") climbed to $15.0 million, a 126% increase over the $6.6 million recorded a year ago and a 13% sequential increase over the $13.3 million recorded in the first quarter of 2002. The EBITDA margin improved to 12% compared to 6% for the same period last year and 11% for the previous quarter. For the second fiscal quarter, COGNICASE reported net income of $7.2 million or EPS of $0.13 as compared to net loss of $4.3 million or loss per share of $0.16 for the same period in fiscal 2001. Cash net earnings (net earnings before goodwill amortization) increased from $0.11 per share for the quarter ended March 31, 2001 to $0.13 per share for the current fiscal quarter, representing an 21% year-over-year increase.

Revenues for the six months ended March 31, 2002 increased 22% to $241.2 million, compared to revenues of $198.0 million for the same period last year. For the first six months of fiscal 2002 EBITDA increased 172% to $28.3 million compared to $10.4 million in the same period one year ago. Net income for the first six months ended March 31, 2002 was $13.7 million or EPS of $0.26 as compared to a net loss of $9.9 million or loss per share of $0.37 for the same period last year. Cash net earnings per share of $0.26 in the period is up 74% over the $0.15 reported in the first six months of 2002.

In accordance with CICA recommendations, the Company stopped recording amortization of goodwill on October 1, 2001. For comparison purposes, earnings information has been provided on both a net earnings and cash net earnings (net earnings before amortization of goodwill) basis.

"We are very pleased with our financial results this quarter as we continue to achieve both revenue and operating earnings growth," said Ronald Brisebois, COGNICASE Chairman of the Board, President and Chief Executive Officer. "Long-term and recurring revenues continue to represent over 50% of our total revenues. Furthermore, our gross margin has hit a high of 34%, compared to 32% for the same period last year and 32% last quarter, demonstrating the increased contribution from our processing and outsourcing group."

The processing and outsourcing group continued to post positive growth and now accounts for approximately 65% of total revenues. The revenues in this group increased to $80.4 million, a 5% increase over revenues of $76.4 million for the same period last year. Revenue growth in this division continues to be accompanied by robust profit growth as operating earnings in this group increased from $7.7 million in the second quarter of fiscal 2001 to $11.7 million this quarter, a 52% increase.

The systems integration group has continued to deliver improved performance as the business has generated growth in both revenues and profits. Revenues for the second quarter of fiscal 2002 were $42.7 million, a 50% increase over revenues of $28.4 million for the same period last year. Operating earnings have improved significantly from a negative $0.4 million in fiscal 2001 to a positive $2.9 million in the second quarter of fiscal 2002. Operating earnings reflect the benefit of strong performance in the public sector vertical and continued diligent management of operations.

"As at March 31, 2002, COGNICASE had cash and cash equivalents of $76.2 million compared to $48.3 million as at September 30, 2001. The Company has a strong balance sheet and cash position to continue to support its acquisition and development program aimed at growing its outsourcing and transactional solutions business and to increase market penetration in the Canadian and US market," concluded Mr. Brisebois.

Outlook

For fiscal 2002, the Company is maintaining revenue guidance of at least 25% growth. Additionally the Company expects to double operating earnings and achieve initial objective of annual EPS growth of over 30%.

Effective July 1, 2001, the Company adopted section 3062 of the CICA Handbook, "Goodwill and Other Intangible Assets." Section 3062 requires that an intangible asset be amortized over its useful life and that goodwill not be amortized but evaluated for impairment. In accordance with the new standards, the Company has completed the transitional impairment test for goodwill that existed on July 1, 2001. The impairment on the goodwill balance resulting from adoption of the new standards is estimated to be up to $150 million. This reduction in goodwill will be charged to opening retained earnings in the fourth quarter of fiscal 2002, thereby not affecting EBITDA or net earnings in the current fiscal year.

About COGNICASE

COGNICASE (TSX: "COG", Nasdaq: "COGI") is an IT products and services provider specializing in advanced transaction processing and Internet-based applications. Relying on its results-driven approach, its software and technology and its Application Services Technology Centre, COGNICASE offers secure and scalable solutions that contribute to its customers' economic success in the age of the new economy. The Company is active in Canada, the United States and Europe.

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (US), which involve risks and uncertainties. As a result of a number of factors, including factors that the Company may not currently foresee, the Company's actual results could differ materially from those set forth in the forward-looking statements. Certain other factors that might cause the Company's actual results to differ materially from the forward-looking statements include the Company's ability to (i) successfully develop additional products and services and new applications for its existing products and services and otherwise respond to rapid changes in technology, (ii) successfully compete in its industry for customers and developers and other personnel with expertise in information technology, (iii) successfully identify and consummate acquisitions on favorable terms and integrate acquired businesses, (iv) successfully manage its growth and changing business, (v) be awarded contracts under its IS/IT and Preferred Supplier Agreement with the National Bank of Canada, as well as other risks and uncertainties set forth under the heading "Risk and Risk Management" in its 2001 annual report.

/T/

COGNICASE Inc.
Consolidated Statements of Earnings
(In thousands of Canadian dollars, except share and per share data)

	Six months Ended	Six months Ended	Three months Ended	Three months Ended

	March 31 2002	March 31 2001	March 31 2002	March 31 2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$241,154	$197,953	$123,079	$104,809
Operating expenses				
Cost of revenues	161,399	138,926	80,703	71,522
Selling and administrative expenses	48,845	42,575	25,066	23,380
Research and development - net of tax credits	3,551	6,481	2,062	3,272
	213,795	187,982	107,831	98,174
Earnings from operations before the undernoted	27,359	9,971	15,248	6,635
Financial expenses (income)	(80)	219	(179)	69
Loss (gain) on foreign exchange	55	(244)	179	24
Other expenses (income)	(966)	(186)	102	-
Amortization of capital and other assets	6,890	3,952	3,867	2,120
	5,899	3,741	3,969	2,213
Earnings before income taxes and amortization of goodwill	21,460	6,230	11,279	4,422
Provision for income taxes	7,726	2,170	4,061	1,541

Earnings before amortization of goodwill	13,734	4,060	7,218	2,881
Amortization of goodwill (net of future income taxes)	-	13,945	-	7,132
Net earnings (loss)	$13,734	$(9,885)	$7,218	$(4,251)
Earnings per share, before amortization of goodwill				
Basic	$0.28	$0.15	$0.14	$0.11
Diluted	$0.26	$0.15	$0.13	$0.11
Net earnings (loss) per share				
Basic	$0.28	$(0.37)	$0.14	$(0.16)
Diluted	$0.26	$(0.37)	$0.13	$(0.16)
Weighted average number of shares outstanding				
Basic	49,592,682	26,683,381	52,704,268	27,234,397
Diluted	52,129,760	26,814,792	56,552,858	27,274,531

COGNICASE Inc.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

	March 31	September 30

	2002	2001
	(Unaudited)	
ASSETS		
Current assets		
Cash and cash equivalents	$76,209	$38,227
Temporary investments	-	10,093
Accounts receivable (note 3)	142,773	110,655
Work in process	17,613	14,481
Income taxes recoverable	-	15,076
Prepaid expenses	7,241	3,780
Future income taxes	251	-
	244,087	192,312
Capital assets	59,752	42,698
Future income taxes	18,842	18,520
Investments	1,773	1,701
Goodwill	537,597	425,754
Other assets	34,407	3,303
	$896,458	$684,288
LIABILITIES		
Current liabilities		
Bank advances	$1,174	$1,887
Accounts payable and accrued liabilities	80,642	79,022
Income taxes payable	1,795	-
Deferred revenue	21,802	8,419
Future income taxes	-	1,432
Current portion of long-term debt	9,444	4,747
	114,857	95,507
Long-term debt and balance of purchase price payable	30,257	6,587
Non-controlling interests	-	426
	145,114	102,520
SHAREHOLDERS' EQUITY		
Capital stock	753,774	597,687
Retained earnings (deficit)	6,440	(7,294)
Cumulative translation adjustment	(8,870)	(8,625)
	751,344	581,768
	$896,458	$684,288

COGNICASE Inc.
Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

	Six months Ended March 31 2002	Six months Ended March 31 2001	Three months Ended March 31 2002	Three months Ended March 31 2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net earnings (loss)	$13,734	$(9,885)	$7,218	$(4,251)
Adjustments for :				
Loss on disposal of capital assets	103	14	103	14
Gain on disposal of a subsidiary	(1,069)	-	-	-
Amortization of capital and other assets	6,890	3,952	3,867	2,120
Amortization of goodwill	-	14,307	-	7,315
Future income taxes	2,095	(1,750)	1,549	(1,837)
Non-controlling interests	(368)	(200)	(368)	(21)
Decrease (increase) in assets Accounts receivable	(10,347)	(21,150)	(2,371)	(8,535)
Income taxes recoverable	14,755	986	1,563	3,397
Work in process and prepaid expenses	(5,030)	(4,737)	(4,461)	(5,760)
Other	174	-	174	-
Increase (decrease) in liabilities:				
Accounts payable and accrued liabilities	(13,944)	4,088	(11,466)	(2,325)
Income taxes payable	1,795	-	1,795	-

Deferred revenue	4,693	6,032	2,241	4,702
Other	-	-	(222)	-
Net cash flows from (use in) operating activities	13,481	(8,343)	(378)	(5,181)
CASH FLOWS FROM INVESTING ACTIVITIES				
Decrease in temporary investments	10,093	-	-	-
Purchase of capital assets	(7,629)	(16,247)	(2,375)	(8,543)
Proceeds on disposal of capital assets	69	50	69	31
Business acquisitions - net of cash and cash equivalents acquired	(20,364)	62	(17,887)	75
Proceeds on disposal of a subsidiary - net of cash and cash equivalents disposed	872	-	-	-
Investments	-	(726)	-	(506)
Other	-	(673)	40	(652)
Net cash flows used in investing activities	(16,959)	(17,534)	(20,153)	(9,595)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in bank advances	(1,981)	16,005	(1,297)	16,023
Issuance of long-term debt	4,422	2,748	672	2,748
Repayment of long-term debt	(3,464)	(1,562)	(2,017)	(753)
Issuance of capital stock	46,161	1,693	922	826

Expenditures related to issuance of capital stock	(3,682)	-	(1,243)	-
Net cash flows from (used in) financing activities	41,456	18,884	(2,963)	18,844
Increase (decrease) in cash and cash equivalents	37,978	(6,993)	(23,494)	4,068
Effect of exchange rate changes on cash and cash equivalents	4	773	176	812
Cash and cash equivalents - beginning of period	38,227	17,286	99,527	6,186
Cash and cash equivalents - end of period	$76,209	$11,066	$76,209	$11,066

COGNICASE Inc.
Notes to consolidated financial statements
(Unaudited)

/T/

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim financial statements

The interim financial statements as at March 31, 2002 and for the three and six months ended March 31, 2002 and 2001 are unaudited and include all adjustments, consisting only of normal recurring accruals, that management considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, the interim financial statements should be read in conjunction with the annual financial statements for the year ended September 30, 2001. These interim financial statements have been prepared using the same accounting policies and methods of their application as the annual financial statements for the year ended September 30, 2001.

Business combinations and goodwill and other assets

Effective October 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants' Handbook section 3062, "Goodwill and Other Intangible Assets". This new section requires the use of the non-amortization approach to account for all purchased goodwill and indefinite-lived intangible assets.

In the year of adoption of section 3062, recorded goodwill and intangible assets must be evaluated, which may result in certain intangible assets being reclassified into goodwill or alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. In addition, prior to the end of the fiscal year in which section 3062 is adopted, the Company must complete an evaluation of the fair value of recorded goodwill and indefinite-lived intangible assets existing at the date of adoption, with any transitional impairment loss being charged to retained earnings.

As of March 31, 2002, the Company had allocated its existing goodwill to its reporting units and had completed an initial evaluation of the fair value of such reporting units. Based on the above, the Company has identified reporting units with respect to which goodwill, amounting to approximately $150,000,000, may be impaired. The Company plans to complete its determination of the amount of impairment of goodwill related to such reporting units no later than the end of the current fiscal year.

NOTE 2: BUSINESS ACQUISITIONS

On December 31, 2001, the Company acquired a 100% interest in M3i Systems Inc. ("M3i"), which is a designer and developer of mission critical Real-time Operation Management Systems (ROMS) for energy, telecommunications, and public safety organization, in exchange for total consideration amounting to $34,887,000, consisting of cash of $5,017,000, a balance of purchase price payable in common shares to be issued valued at $14,875,000 and notes payable for $14,140,000 expiring from twelve to forty-eight months after the acquisition date and the insuance of 84,690 common shares valued at $855,000.

On March 14, 2002 the Company acquired a 100% interest in Applied Terravision Systems Inc. ("ATS"), which provides proprietary enterprise e-solutions, focusing on the Application Service Provider (ASP), and business function outsourcing (BFO) delivery models, in exchange for total consideration amounting to $63,393,000, consisting of cash of $6,417,000 and the issuance of 5,933,913 common shares valued at $56,976,000.

During the period ended March 31, 2002, the Company acquired 100% interest in 15 other companies ("Other"), which provide strategic consulting services and system integration services, software implementation, data conversion, design and development of a proprietary enterprise resource planning (ERP), applications specialized in treasury systems for foreign exchange, an application that automates and manages recruitment and hiring processes and electric power engineering software, in exchange for total consideration amounting to $59,672,000, consisting of cash of $12,237,000, a balance of purchase price of $7,775,000 of cash and $16,750,000 of common shares to be issued and the issuance of 2,665,409 common shares valued at $22,910,000

/T/

(In thousands of Canadian dollars)

	M3i	ATS	Other	Total
Current assets	12,914	7,739	9,893	30,546
Capital assets	9,822	4,959	1,422	16,203
Future income taxes	-	-	312	312
Other assets	4,544	10,232	14,978	29,754
Total assets acquired	27,280	22,930	26,605	76,815
Current liabilities	13,508	7,771	9,319	30,598
Long-term debt and capital lease obligations.	1,559	1,767	351	3,677
Future income taxes	-	-	146	146
Total liabilities assumed	15,067	9,538	9,816	34,421
Net identifiable assets acquired	12,213	13,392	16,789	42,394
Goodwill	22,674	50,001	42,883	115,558
Purchase Price	34,887	63,393	59,672	157,952
Less:				
Common shares issued	855	56,976	22,910	80,741
Balance of purchase price	29,015	-	24,525	53,540
Cash and cash equivalents acquired	2,450	363	494	3,307
Cash paid net of cash and cash equivalents acquired/ (cash acquired net of cash and cash				

equivalents paid)	2,567	6,054	11,743	20,364

The Company is currently completing its final review and determination of the purchase price allocation with respect to business acquisitions completed in the second quarter of fiscal year 2002. More specifically, there may be adjustments to acquired intangible assets, goodwill and future income taxes. Accordingly the allocation of the purchase price is subject to revision based on the final determination of the fair values of intangible assets acquired, if any, pursuant to such acquisitions.

NOTE 3 : ACCOUNTS RECEIVABLE

(In thousands of Canadian dollars)	March 31 2002	September 30 2001
Trade accounts	107,176	85,465
Tax credits receivable	29,695	19,046
Other	5,902	6,144
	142,773	110,655

NOTE 4: CAPITAL STOCK

Pursuant to the filing of a prospectus dated December 14, 2001, the Company issued 4,400,000 common shares in Canada for gross cash proceeds of $10.10 per share. The net proceeds to the Company amounted to $42,001,000 after deducting underwriting commissions and other expenses totalling $2,439,000 net of future income taxes of $1,243,000.

NOTE 5: OUTSTANDING SHARES DATA

As of April 30, 2002, the Company had 60,435,502 common shares and 4,059,715 options outstanding. As of March 31, 2002, the Company has completed nineteen acquisitions under which capital stock, valued at $40,535,000, will be issued from three to forty-eight months after the acquisition dates.

NOTE 6: SEGMENTED INFORMATION

(In thousands of Canadian dollars, except per share data)

Six months ended March 31, 2002 (Unaudited)				
	Processing Services & Outsourcing *	Systems Integration **	Reconciliation Entries	Consolidated

Revenues from external customers	158,645	82,509	-	241,154
Earnings (loss) from Operations (1)	21,285	5,116	958	27,359
Earnings (loss) before amortization of goodwill	10,221	2,265	1,248	13,734
EPS diluted (2)	0.20	0.04	0.02	0.26

Six months ended March 31, 2001
(Unaudited)

	Processing Services & Outsourcing *	Systems Integration **	Reconciliation Entries	Consolidated
Revenues from external customers	143,012	54,941	-	197,953
Earnings (loss) from Operations (1)	12,651	(1,762)	(918)	9,971
Earnings (loss) before amortization of goodwill	6,248	(1,983)	(205)	4,060
EPS diluted (2)	0.23	(0.07)	(0.01)	0.15

Three months ended March 31, 2002
(Unaudited)

	Processing Services & Outsourcing *	Systems Integration **	Reconciliation Entries	Consolidated
Revenues from external customers	80,373	42,706	-	123,079

Earnings (loss) from Operations (1)	11,702	2,937	609	15,248
Earnings (loss) before amortization of goodwill	5,564	1,329	325	7,218
EPS diluted (2)	0.10	0.02	0.01	0.13

Three months ended March 31, 2001
(Unaudited)

	Processing Services & Outsourcing *	Systems Integration **	Reconciliation Entries	Consolidated
Revenues from external customers	76,379	28,430	-	104,809
Earnings (loss) from Operations (1)	7,722	(364)	(723)	6,635
Earnings (loss) before amortization of goodwill	3,945	(666)	(398)	2,881
EPS diluted (2)	0.14	(0.02)	(0.01)	0.11

/T/

(1) Earnings (loss) from operations before financial expenses (income), loss (gain) on foreign exchange, other expenses (income) and amortization of capital and other assets.

(2) Net earnings (loss) per share, excluding amortization of goodwill.

(3) On October 1, 2001 the Company reorganized its corporate structure into two operating units. Therefore, management identified two reportable segments, being Processing Services & Outsourcing and Systems Integration. Consequently, comparative figures have been reclassified in order to comply with this new reporting basis.

* Processing Services & Outsourcing unit includes business process outsourcing, application development outsourcing, and financial processing services and solutions.

** Systems integration unit includes project-oriented consulting and systems integration services.

NOTE 7: COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to comply with the new basis of presentation.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
COGNICASE Inc.
Ronald Brisebois
Chairman of the Board
President & Chief Executive Officer
(514) 228-8888
ronald.brisebois@cognicase.com

EXHIBIT 2

Management's Discussion and Analysis – "Second Quarter and First Six Months of Fiscal 2002 versus Second Quarter and First Six Months of Fiscal 2001".

Management's Discussion and Analysis

Second Quarter and First Six Months of Fiscal 2002 versus Second Quarter and First Six Months of Fiscal 2001

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with COGNICASE Inc.'s (the "Company") consolidated financial statements, and accompanying notes, for the second quarters of 2002 and 2001 and with the Management's Discussion and Analysis and notes to the consolidated financial statements appearing in the Annual Report for the fiscal year ended September 30, 2001. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles. The Company's fiscal year end is September 30 and all amounts included herein are in Canadian dollars, unless specified otherwise.

Overview

COGNICASE is an IT products and services provider specializing in advanced transaction processing and Internet-based applications. Relying on its results-driven approach, its software and technology and its Application Services Technology Centre, COGNICASE offers secure and scalable solutions that contribute to its customers' economic success in the age of the new economy. The Company is active in Canada, the United States and Europe.

Period-to-Period comparisons

A variety of factors may cause period-to-period fluctuations in the Company's operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Forward-Looking statements

The statements in this discussion that are not historical statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Furthermore, the Company has made in the past and may make in the future other written or oral forward-looking statements, including statements regarding future operating performance, short and long-term revenue and earnings growth, backlog and the value of new contract signings, and industry growth rates and its performance relative thereto. Any forward-looking statements may rely on a number of assumptions concerning future events and be subject to a number of uncertainties and other factors, many of which are outside the Company's control, which could cause actual results to differ materially from such statements. These include, but are not limited to, the Company's ability to (i) successfully develop additional products and services and new applications for its existing products and services and otherwise respond to rapid changes in technology, (ii) successfully compete in its industry for customers and developers and other personnel with expertise in information technology, (iii) successfully identify and consummate acquisitions on favourable terms and integrate acquired businesses, (iv) successfully manage its growth and changing business, and (v) obtain contracts under its IS/IT and Preferred Supplier Agreement with the National Bank of Canada, as well as other risks and uncertainties set forth in the Company's Annual Report and Annual Information Form for its 2001 fiscal year. The Company is not obligated to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Results of Operations

The following table sets forth the dollars and percent of revenues represented by selected items in our statements of operations for the three-month and six-month periods ended March 31, 2002 and 2001.

(in thousands of Canadian dollars)

	Second Quarter				First Six Months			
	2002		2001		2002		2001	
Revenues	123,079	100%	104,809	100%	241,154	100%	197,953	100%
Cost of revenues	80,703	66%	71,522	68%	161,399	67%	138,926	70%
Selling & administrative	25,066	20%	23,380	22%	48,845	20%	42,575	22%
Research & Development	2,062	2%	3,272	3%	3,551	2%	6,481	3%
Earnings from operations (1)	15,248	12%	6,635	6%	27,359	11%	9,971	5%
Amortization of long-term assets	3,867	3%	2,120	2%	6,890	3%	3,952	2%
Provision for income taxes	4,061	3%	1,541	2%	7,726	3%	2,170	1%
Amortization of goodwill	-	0%	7,132	7%	-	0%	13,945	7%
Net earnings (loss)	7,218	6%	(4,251)	-4%	13,734	6%	(9,885)	-5%
Cash net earnings (2)	7,218	6%	2,881	3%	13,734	6%	4,060	2%

(1) : Earnings before financial expenses (income), loss (gain) on foreign exchange, other expenses (income) and amortization of capital assets and other long-term assets.

(2) : Before goodwill amortization, net of income taxes

Revenues

In the second quarter of fiscal 2002, revenues increased 17.4% to $123.1 million, from $104.8 million in the second quarter of fiscal 2001. This growth is attributable primarily to the inclusion of the results of businesses acquired during the last twelve months and additional services provided to existing and new customers.

For the first six months of fiscal 2002, the Company's total revenues increased 21.8%, or $43.2 million, over the same period last year.

Cost of Revenues
During the second quarter ended March 31, 2002, the Company's cost of revenues as a percentage of revenues decreased to 65.6% from 68.2% for the same period last year. This decrease reflects the improvement in the overall cost structure resulting from reorganization and integration of recent business acquisitions, principally in the Processing Services and Outsourcing business unit.

For the same reasons, cost of revenues decreased from 70.2% to 66.9% for the first six months of fiscal 2002 compared to fiscal 2001.

Selling and Administrative Expenses
As a percentage of revenues, selling and administrative expenses decreased to 20.4% in the second quarter of fiscal 2002, from 22.3% in the same period of fiscal 2001. The Company succeeded in maintaining the increase of overall selling and administrative expenses under the revenue growth rate, despite increased marketing efforts, through the synergies resulting from the integration of business acquisitions and economies of scale in administrative functions.

For the first six months of fiscal 2002, selling and administrative expenses decreased to 20.3% of revenues from 21.5% for the same period last year.

Research and Development Expenses (R&D)
R&D expenses, net of tax credits, for the second quarter of fiscal 2002 decreased from $3.3 million to $2.1 million compared to the second quarter of fiscal 2001. As a percentage of revenues, R&D decreased to 1.7% from 3.1% for the same period last year. In fiscal 2002, the Company has rationalized R&D spending to focus on core competencies. This decrease is also consistent with the Company's acquisition strategy toward acquiring transaction processing and solutions-oriented businesses.

R&D expenses for the first six months of fiscal 2002 decreased to $3.6 million from $6.5 million in fiscal 2001.

Amortization of Capital Assets and Other Long-term Assets
Amortization of capital assets and other long-term assets for the second quarter of fiscal 2002 increased by $1.7 million to $3.9 million compared to $2.1 million for the same period last year. This increase is primarily attributable to acquisitions closed after March 31, 2001 for which a portion of the purchase price has been allocated to licenses and other technology assets.

For the first six months of fiscal 2002, amortization of capital assets and other long-term assets increased to $6.9 million, or 2.9% of revenues, from $4.0 million, or 2.0% of revenues in 2001.

Provision for Income Taxes
The provision for income taxes, as a percentage of earnings before taxes and amortization of goodwill, represents 36.0% in 2002 compared to 34.8% in 2001.

Amortization of Goodwill
In July 2001, CICA issued Handbook Section 1581, "Business Combinations" and Section 3062, "Goodwill and Other Intangible Assets". Section 1581 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. With the adoption of Section 3062, recorded goodwill and intangible assets are evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill, or alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles are not amortized, but instead are reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The Company adopted this section for all acquisitions effective July 1, 2001.

The adoption of Section 3062 allows the Company to use the non-amortization approach for goodwill related to business combinations initiated prior to July 1, 2001 and reduces annual goodwill amortization by approximately $29.3 million net of future income taxes. Goodwill amortization was $7.1 million in the second quarter, and $13.9 million for the first six months, of fiscal 2001.

In accordance with the new standards, the Company has completed the transitional impairment test for goodwill that existed on July 1, 2001. The impairment on the goodwill balance resulting from adoption of the new standards is estimated to be up to $150 million. This reduction in goodwill will be charged to opening retained earnings in the fourth quarter of fiscal 2002, thereby not effecting EBITDA or net earnings in the current fiscal year.

Due to the introduction of these new sections, the Company is currently completing its final review and determination of the purchase price allocation, with respect to business acquisitions completed after June 30, 2001. More specifically, there may be adjustments to acquired intangible assets, goodwill, amortization and future income taxes. Accordingly, the allocation of the purchased price is subject to revision based on the final determination of the fair values of intangible assets acquired pursuant to such acquisitions. These purchase price allocations will be completed concurrently with the implementation of Section 3062 during the current fiscal year.

Segment Results

The Company's activities are organized into two operating units: i) Processing Services and Outsourcing; and ii) Systems Integration.

The Processing Services and Outsourcing unit includes business process outsourcing, IT solutions outsourcing, and energy and financial processing services and solutions. The business process outsourcing services focuses on providing enterprise resource and relationship management, including payroll, human resources and time management solutions, as well as on customer relationship management and electronic bill presentment and payment solutions. The IT solutions outsourcing services draws on the complementary nature of its project delivery and sales force expertise to provide application outsourcing, e-commerce applications and business intelligence solutions. The energy processing services and solutions include ASP services and software products specialized to this industry. The financial processing services and solutions include financial software products, as well as secure hosting and network and telecommunications infrastructure.

The Systems Integration unit provides project-oriented consulting and systems integration and services.

Revenues for the Processing Services and Outsourcing unit increased 5.2% to $80.4 million in the second quarter of fiscal 2002, compared to $76.4 million in the second quarter of fiscal 2001. The higher revenues reflect the contribution from business acquisitions completed in 2002, principally in energy processing. Earnings from operations increased to $11.7 million in the second quarter of 2002 from $7.7 million in 2001, representing 14.6% of revenue in fiscal 2002 and 10.1% in fiscal 2001.

For the six-month period ended March 31, 2002, revenues in this business segment increased by 10.9% to $158.6 million, from $143.0 million for the same period last year. Earnings from operations increased to $21.3 million, representing a 68.2% increase over the $12.7 million in the first six months of fiscal 2001.

The Systems Integration unit reported revenues of $42.7 million in the second quarter of fiscal 2002, compared to $28.4 million in the second quarter of fiscal 2001. Revenue growth represented 50.2%, due to continued contract wins and business acquisitions completed after March 31, 2001. This segment recorded earnings from operations of $2.9 million in 2002 compared to a loss from operations of $364,000 in 2001. This improvement was due mainly to the increase in the revenue base and effective cost management.

For the first six months of fiscal 2002, Systems Integration revenues increased by 50.2% to $82.5 million, from $54.9 million for the same period last year. Earnings from operations increased to $5.1 million, or 6.2% of revenues in fiscal 2002, compared to an operating loss of $1.8 million for the first six months of 2001.

Financial Condition, Liquidity and Capital Resources

As at March 31, 2002, the Company has a strong balance sheet with cash and cash equivalents totalling $76.2 million, and working capital of $129.2 million, compared to $48.3 million and $96.8 million, respectively at the end of fiscal 2001.

In the second quarter of fiscal 2002, operating activities used net cash of $378,000, compared to $5.2 million in fiscal 2001, reflecting the growth in net earnings, offset by a use of funds from the change in working capital accounts.

Cash flows generated by operating activities in the first six months of 2002 amounted to $13.5 million, reflecting the growth in net earnings and the recovery of income taxes.

Investing activities used net cash of $20.2 million in the second quarter of fiscal 2002, which consisting of business acquisitions and purchase of capital assets.

For the first six months of fiscal 2002, investing activities used cash of $17.0 million, compared to $17.5 million for the same period last year. Investing activities consisted primarily of business acquisitions of $20.4 million. Temporary investments of $10.1 million were cashed and reinvested into a cash-equivalent vehicle.

During the three-month period ended March 31, 2002, financing activities used $3.0 million, mainly for debt repayment. Financing activities generated $41.5 million during the first six months of the current fiscal year. On December 21, 2001, the Company completed a public offering totalling 4,400,000 common shares at a price of $10.10 per share. The aggregate net cash proceeds raised pursuant to this public offering amounted to $42.6 million. Financing activities also comprised debt repayment for $5.5 million during the same period.

The Company has never declared or paid dividends and currently intends to continue to reinvest its earnings in development and growth.

The Company considers that the cash generated from operations, current cash and cash equivalents and existing credit facilities will be sufficient to meet operating requirements throughout fiscal 2002. In the longer term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financings.

Risks and Risk Management

The risks and uncertainties discussed below are in addition to those contained in the Company's Annual Report and Annual Information Form for its 2001 fiscal year.

The IT services and software industry is highly competitive and is characterized by rapid technological change, shifting client preferences and new product development. The Company's strategy is to develop emerging specialty practices to fuel its growth and compensate for the maturity of certain activities.

The Company's growth has been based on internal growth and strategic acquisitions. Acquired businesses must be successfully combined with those of the Company to achieve the anticipated benefits. Moreover, the management of rapid growth requires, among other things, increased marketing activities, the hiring of personnel, and stringent management and financial controls. The success of the Company is also dependent upon its ability to continue to attract, retain, train and motivate qualified personnel at all levels of the organization.

The Company expects that its international activities will continue to account for a significant portion of its business, mainly through its foreign subsidiaries. However, since most of the Company's subsidiaries and business units transact mainly in their respective local currencies, fluctuations in the value of the Canadian dollar relative to foreign currencies are not expected to have a material adverse effect on operating results. The Company also intends to hedge currency risks in the future.

The Company has historically offered and will continue to offer a portion of its business solutions to customers on fixed-price, fixed-time frame contracts. These contracts generally may not be terminated unilaterally by the Company. Although the Company often relies on its proprietary tools and methodologies and its past project experience to reduce the risks associated with estimating, planning and performing the fixed-price projects, the Company generally bears the risk of cost overruns and inflation on these projects.

COGNICASE

Montreal, May 16th, 2002

BY MESSENGER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

SEC RECEIVED MAY 17 2002 152 SECTION WASH., D.C.

Subject: **COGNICASE Inc.**
Form 6-K

Madam/Sir:

Please find enclosed one (1) manually signed Form 6-K for the **Interim Financial Statements for the Second Quarter Ended March 31, 2002 of COGNICASE Inc. (with accompanying press release)** and its **Management's Discussion and Analysis – "Second Quarter and First Six Months of Fiscal 2002 versus Second Quarter and First Six Months of Fiscal 2001"** and seven (7) copies of said Form to be deposited with the Securities and Exchange Commission. One (1) manually signed copy of said Form is being forwarded to the Nasdaq Stock Market, Inc.

Kindly acknowledge receipt of the enclosed document by signing and dating the enclosed receipt and returning the same to the undersigned by telecopier at (514) 228-8955.

Should you have any questions regarding this matter, do not hesitate to contact the undersigned at (514) 228-8998.

Yours truly,

Benoit Dubé
Executive Vice-President,
Chief Legal Officer and
Corporate Secretary

Encl.
Cc: Copely Kelly, Goodwin Procter (by Courier)

111, rue Duke
9e étage
Montréal (Québec) H3C 2M1
Canada

Téléphone : (514) 228-8888
Télécopieur : (514) 228-8955

RECEIPT

The undersigned hereby acknowledges receipt of one (1) manually signed Form 6-K for the **Interim Financial Statements for the Second Quarter Ended March 31, 2002 of COGNICASE Inc. (with accompanying press release)** and its **Management's Discussion and Analysis – "Second Quarter and First Six Months of Fiscal 2002 versus Second Quarter and First Six Months of Fiscal 2001"** and seven (7) copies of said Form to be deposited with the Securities and Exchange Commission. One (1) manually signed copy of said Form is being forwarded to the Nasdaq Stock Market, Inc.

Washington, this ________day of ____________, 2002.

Securities and Exchange Commission

____

Name:

Title: